Exhibit 12.1

Sealy Corporation

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended					Three Months Ended
	November 28, 1999	November 26, 2000	December 2, 2001	December 1, 2002	November 30, 2003	March 2, 2003	February 29, 2004
(Dollars in thousands)

Pre-tax income from operations	$32,382	$57,372	$(8,464)	$24,151	$36,465	$15,431	$19,551

Fixed charges:
Interest expense and amortization
of debt discount and financing costs	65,991	69,009	78,047	72,571	68,525	17,077	16,944
Rentals — 33% (b)	3,476	3,305	4,407	4,551	4,543	1,136	1,260

Total Fixed charges	69,467	72,314	82,454	77,122	73,068	18,213	18,204

Earnings before income taxes and
fixed charges	101,849	129,686	73,990	101,273	109,533	33,644	37,755
Ratio of earnings to fixed charges (a)	1.5x	1.8x	—	1.3x	1.5x	1.8x	2.1x

(a)  For the year ended December 2, 2001, earnings were insufficient to cover fixed charges by $8.5 million.

(b)  The percent of rent included in the calculation is a reasonable approximation of the interest factor in the Company’s operating leases.